Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD. PRICES $3M REGISTERED DIRECT OFFERING OF AMERICAN DEPOSITARY SHARES

TEL AVIV, Israel, Jan. 8, 2020 / -- Cellect Biotechnology Ltd. (Nasdaq: APOP) (“Cellect” or the “Company”),  a developer of innovative technology which enables the functional selection of stem cells, today announced it has entered into a securities purchase agreement with institutional investors for the purchase and sale of 1,000,000  American Depositary Shares (“ADSs”), each representing 100 of the Company’s ordinary shares, at an offering price of $3.00 per ADS, pursuant to a registered direct offering. The gross proceeds of the offering will be approximately $3,000,000 before deducting fees and other estimated offering expenses. The closing of the registered direct offering is expected to take place on or about January 10, 2020, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

This offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-219614) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A prospectus supplement relating to the shares of common stock will be filed by Cellect with the SEC.  When available, copies of the prospectus supplement, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, New York 10022 or by email at prospectus@allianceg.com.

About Cellect Biotechnology

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, which aims to improve a variety of stem cell-based therapies.

The Company's technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's current clinical trial focuses on bone marrow transplantations in cancer treatment.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our expectation regarding the closing of the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, http://www.sec.gov. and in the Company's period filings with the SEC.

Contact

Cellect Biotechnology Ltd.
Eyal Leibovitz, Chief Financial Officer
www.cellect.co
+972-9-974-1444

Or

EVC Group LLC
Michael Polyviou
+(732)-933-2754
mpolyviou@evcgroup.com